EXHIBIT 99.1

Northern Dynasty: Pebble Tailings Storage Facility designed to protect the fishery

September 19, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) and the Pebble Partnership (“PLP”) highlight several design features that enhance the safety of the tailings storage facility (“TSF”) for the Proposed Pebble Project to counter negative generalizations repeatedly put forward by project opponents. All currency references are in U.S. dollars.

“The failure of a tailings storage facility around the world is rare. When one does occur, however, failure is often caused by the accumulation of too much water,” said Ron Thiessen, President and CEO of Northern Dynasty. “The tailings storage and management plan for Pebble includes an investment of approximately $500 million in modern water treatment facilities to allow the water to be treated and safely released into the environment, meeting all required standards, instead of accumulated.  Because of this and other design features, such as constructing the embankments on bedrock and with flatter slopes than is typical in the industry, the Army Corps of Engineers (“USACE”) in the 2020 Environmental Impact Statement said that they could not conceive of how a failure could occur. The fact is that Alaska has a very rigorous dam permitting process which will ensure that the facility will be safe before it is built.”

“We invested a further $150 million in studies of the climate and potential for earthquakes in the area, conducted by a team of industry experts to ensure that the TSF would be safe. Our studies and the research and reports out of the United States Geological Survey (“USGS”) demonstrate that Pebble isn’t a high seismicity area, as most earthquakes in this region of Alaska are offshore and are almost abated by the time they reach the north shore of Lake Iliamna/Pebble.  Still our approach to seismicity (ground movement factor) was to ensure the facilities can withstand the likely earthquake events that might impact SW Alaska, including a repeat of the 1964 Valdez 9.2 M earthquake.  This was the largest event ever recorded in North America and the second largest ever,” Mr. Thiessen added.

More than 30 alternative tailings sites were evaluated before the final site was selected to minimize the tailings footprint on wetlands. In fact, our project as proposed would impact less than one mile of stream for every 1,000 miles of streams feeding into Bristol Bay.

“The reality is that there just aren’t many salmon near to the proposed mine site. We know this because of extensive salmon population studies we have conducted over many years. Why are these populations so small? It may be because of the poor quality habitat, lack of surface water in the streams, or the hills that exist between the Pebble site and the ocean, which is 120 miles away, making it a challenge for the salmon to get that far inland, or there may be other reasons. The lack of fish living near the proposed mine site does not, however, diminish our commitment to designing and operating a safe mine that can coexist with the Bristol Bay fishery,” said Mr. Thiessen.

Stephen Hodgson, P.Eng, a qualified person who is not independent of Northern Dynasty has reviewed and approved the technical information contained in this news release.

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About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the USACE, (ii) the political and public support for the permitting process, (iii) the ability of the Pebble Project to ultimately secure all required federal and state permits, (iv) future metals prices, including the price of copper, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential addition of partners in the Pebble Project, (x) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xi) the EPA’s Proposed Determination process under the CWA and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and  (xi) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current mine plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements and the 2021 PEA.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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